UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

GIGAMON INC.
(Exact name of registrant as specified in its charter)

Delaware	001-35957	26-3963351
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
3300 Olcott Street, Santa Clara, California 95054
(Address of principal executive offices) (Zip Code)

Paul B. Shinn
Chief Legal Officer and Senior Vice President of Corporate Development
(408) 831-4000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure
Introduction
This Specialized Disclosure Report on Form SD (“Form SD”) of Gigamon Inc. (“Gigamon” or the “Company”) with respect to the reporting period from January 1, 2015 to December 31, 2015 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”). Rule 13p-1 generally provides that a company must file a Specialized Disclosure Report on Form SD if it manufactures, or contracts to manufacture, products for which one or more of the following minerals are necessary to the functionality or production of those products: gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives tantalum, tin and tungsten (collectively, “Conflict Minerals”). The Company conducted a reasonable country of origin inquiry (“RCOI”) to ascertain whether any of the products it manufactures, or contracts to manufacture, contain Conflict Minerals originating from the Democratic Republic of Congo, the Republic of Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola (collectively, the “Covered Countries”). As described below, based on its RCOI, the Company has in good faith concluded that it has no knowledge or reason to believe that the Conflict Minerals necessary to the functionality or production of its products originated in any Covered Country.
Company and Product Overview
The Company has developed an innovative solution that delivers pervasive and dynamic intelligent visibility and control of traffic across networks. The Company’s Visibility Fabric consists of a distributed system of nodes that enable an advanced level of visibility, modification and control of network traffic. The Company’s Visibility Fabric solution is comprised of data center and central office physical appliances, virtual nodes in virtualized or private cloud environments, and small form-factor remote site appliances that in combination enable pervasive visibility of network infrastructures. The Company outsources the manufacturing and assembly of its hardware products, some of which may contain Conflict Minerals. This disclosure relates to such products (i) for which Conflict Minerals are necessary to the functionality or production of that product, (ii) that were manufactured, or contracted to be manufactured, by the Company and (iii) for which the manufacture was completed during calendar year 2015 (the “Covered Products”).
Description of the Company’s Reasonable Country of Origin Inquiry
The Company identified gold and tin as the only Conflict Minerals necessary to the functionality or production of its Covered Products and conducted a good faith RCOI to ascertain if any of these Conflict Minerals originated in the Covered Countries or was from recycled or scrap sources.
The Company’s RCOI included the identification of direct suppliers of Covered Products, the collection of data from such suppliers, and an assessment of whether further due diligence was required. In collecting data for its RCOI, the Company required direct suppliers of Covered Products to complete a questionnaire based on the Conflict Minerals Reporting Template prepared by the Electronic Industry Citizenship Coalition and Global eSustainability Initiative (the “EICC-GeSI”), which is recognized as the industry-standard supplier data collection tool. The EICC-GeSI questionnaire included questions relating to, among other things, whether the covered suppliers supplied Conflict Minerals to the Company, whether the Conflict Minerals were necessary to the functionality or production of the Covered Products, and whether the Conflict Minerals originated from the Covered Countries.
The Company identified only one direct supplier in its supply chain, its sole contract manufacturer, Jabil Circuit, Inc. (“Jabil”). Since the Company utilizes Jabil to manufacture and assemble its hardware products, and components thereof, it is several levels removed from the actual mining of Conflict Minerals. The Company neither purchases Conflict Minerals directly from mines, smelters or refiners, nor makes purchases in the Covered Countries. The Company must therefore rely on Jabil to provide information regarding the origin of Conflict Minerals that are included in the Covered Products.

Jabil responded to the Company’s EICC-GeSI questionnaire, and the Company reviewed Jabil’s responses for completeness, reasonableness, and consistency and followed up with corrections and clarifications as needed. In its response, Jabil confirmed that it does not source Conflict Minerals from any of the Covered Countries, that it requires that all of its suppliers be “conflict-free” and prohibits its direct suppliers from sourcing Conflict Minerals from Covered Countries. Additionally, Jabil confirmed that it conducts due diligence on its suppliers and requires them to complete the EICC-GeSI questionnaire. Jabil’s responses also indicated that it has obtained responses from 100% of the smelters and refiners that supply it with the Conflict Minerals used to manufacture the Covered Products and that no smelter or refiner that supplies Jabil with Conflict Minerals used in the Covered Products is located in a Covered Country.
In addition to the Company’s review of Jabil’s responses to the EICC-GeSI questionnaire, the Company conducted an independent review of Jabil’s smelter list, which contains their names, locations and identification numbers. This independent review consisted primarily of comparing the smelters identified in Jabil’s EICC-GeSI questionnaire responses against a list of smelters and refiners certified as “conflict free” by the EICC-GeSI Conflict-Free Smelter Program (“CFSP”), which hires independent third-party auditors to identify potential non-compliances based on assessment protocols developed in accordance with such global standards as the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict Affected and High-Risk Areas and the Dodd-Frank Wall Street Reform and Consumer Protection Act. A list of CFSP-compliant smelters and refiners is maintained on the Conflict-Free Sourcing Initiative’s website. Save for two smelters, which are in the process of undergoing a re-audit to ensure continuing compliance with CFSP requirements, all of Jabil’s smelters have been and are currently certified as “conflict free” by CFSP.
Reasonable Country of Origin Determination
As a result of the RCOI described above, the Company has in good faith concluded that it has no knowledge or reason to believe that the Conflict Minerals necessary to the functionality or production of the Covered Products originated in any Covered Country.
The Company will continue to investigate the origin of necessary Conflict Minerals, work with its suppliers to source Conflict Minerals in a manner that does not benefit armed groups in the Covered Countries, and require suppliers to complete a supply chain survey based on the EICC-GeSI template annually.
A copy of this Form SD is also available at: http://investor.gigamon.com/.
Item 1.02 Exhibit
The Company is not required to file, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.
Section 2 - Exhibits
Item 2.01 Exhibits.
Not applicable.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Gigamon Inc.

By:		/s/ Paul B. Shinn
	Name:	Paul B. Shinn
	Title:	Chief Legal Officer and Senior Vice President of Corporate Development
Date: May 26, 2016